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                                                                 Exhibit (d)(ix)


December 29, 2006

Evelyn Dilsaver
President and Chief Executive Officer
Schwab Family of Funds
101 Montgomery Street
San Francisco, CA 94104

Re: Schwab Taxable Money Funds Group

Dear Ms. Dilsaver:

The "Schwab Taxable Money Funds Group" is defined to include the Schwab Money Market Fund, Schwab Government Money Fund, Schwab U.S. Treasury Money Fund, Schwab Cash Reserves, Schwab Advisory Cash Reserves -- Sweep Shares, Schwab Advisory Cash Reserves -- Premier Sweep Shares, Schwab Retirement Advantage Money Fund, Schwab Investor Money Fund, Schwab Value Advantage Money Fund -- Investor Shares and Schwab Value Advantage Money Fund -- Select Shares.

This letter will confirm our agreement to reduce net operating expenses of the Schwab Taxable Money Funds Group (the "Group") as described in this paragraph. If the aggregate average annual net assets of the Group exceed $90 billion (an "Asset-Level Breakpoint") as of December 31 of a given year, fee reductions of 1/2 basis point will be implemented across all funds in the Group in the following fiscal year. Additional fee reductions of 1 basis point each will be implemented if the aggregate average annual net assets of the Group exceed $100 billion, $110 billion, and $120 billion, respectively, determined at each subsequent year-end. If the Group's aggregate average annual net asset level as of year-end drops below a particular Asset-Level Breakpoint (or Breakpoints) reached in a previous year, the implemented fee reduction (or reductions) will be reversed and the net operating expenses of the Group will increase by the applicable amount in the following fiscal year.

This letter agreement will be filed with the Securities and Exchange Commission as part of the funds' next amendment to its registration statement, currently anticipated to be filed on or about April 30, 2007.

Sincerely,

/s/ George Pereira                               /s/ Carolyn Stewart
------------------------------------------       ---------------------------------------
George Pereira                                   Carolyn Stewart
Senior Vice President and                        Vice President
Chief Financial Officer                          Product Strategy and Product Management
Charles Schwab Investment Management, Inc.       Charles Schwab & Co., Inc.

cc:
      Clinton, Michael
      Felton, Koji
      Gao, Zuogang
      Hand, Gregory
      Loh, Anna

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      Norman, Jen
      Pereira, George
      Pierce, Jim
      Stewart, Carolyn
      Stuart, Jody
      Zuckerman, Philippa